SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 23, 2010

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

278 Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published an announcement on April 23, 2010 on the Hong Kong Stock Exchange’s website at: http://www.hkexnews.hk/listedco/listconews/sehk/20100423/LTN20100423517.pdf with respect to its first quarterly financial report of 2010.

An English version of the announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/  Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: April 23, 2010

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

FIRST QUARTERLY REPORT OF 2010

Summary

The 2010 first quarterly financial report of China Southern Airlines Company Limited (the “Company”) was prepared in accordance with the PRC Accounting Standards and was unaudited.

This announcement is published pursuant to Rules 13.09(1) and 13.09(2) of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

1	Important Notice

1.1
The board of directors (the “Board”) and the supervisory committee of the Company and its directors (the “Directors”), supervisors and senior management warrant that this report does not contain any inaccurate or misleading statements or material omission and jointly and severally accept full responsibility as to the truthfulness, accuracy and completeness of the content herein.

1.2	All the Directors attended the Board meeting.

1.3	The first quarterly financial report of the Company is unaudited.

1.4
Mr. Si Xian Min (Chairman), Mr. Tan Wan Geng (Chief of Accounting Work and General Manager of the Company), Mr. Xu Jie Bo (Chief Financial Officer of the Company) and Mr. Lu Hong Ye (Chief of the Accounting Department and General Manager of the Finance Department of the Company) declare that they warrant the truthfulness and completeness of the financial report contained in this quarterly report.

2	Basic particulars of the Company

2.1	Major accounting data and financial indicators (Currency: RMB)

	At the end of the reporting period	At the end of the previous year	Increase/decrease recorded at the end of the reporting period as compared to the end of the previous year (%)
Total assets (million)	100,306	94,736	5.88
Owner’s equity (or shareholders’ equity) (million)	11,777	10,359	13.69
Net assets per share attributable to the shareholders of the Company	1.47	1.29	13.95
	From the beginning of the year to the end of the reporting period (from January to March)		Increase/decrease compared to the corresponding period of the previous year (%)
Net cash flow from operating activities (million)	1,554		-47.34
Net cash flow per share from operating activities	0.19		-56.83
	Reporting period (from January to March)	From the beginning of the year to the end of the reporting period (from January to March)	Increase/decrease recorded in the reporting period as compared to the corresponding period of the previous year (%)
Net profit attributable to the shareholders of the Company (million)	1,419	1,419	539.19
Earnings per share – Basic	0.18	0.18	424.02
Earnings per share – Basic, after deducting non-operating profit/loss	0.17	0.17	433.44
Earnings per share – Diluted	0.18	0.18	424.02
Weighted average return on net assets (%)	12.82	12.82	increase by a percentage of 9.71
Weighted average return on net assets after deducting non-operating profit/loss (%)	12.57	12.57	increase by a percentage of 17.37

After deduction of non-operating profit/loss items
items	(RMB million)
Gain/loss from disposal of non-current assets	16
Gain on change in fair value of financial assets and liabilities held for trading, and disposal of financial assets and liabilities held for trading and available-for-sale equity securities, except gain/loss from business in relation to hedging	1
Other net non-operating income	17
Effect of the adjustments on taxation	－6
Total	28

2.2	Number of shareholders and particulars of the top ten shareholders holding the Company’s tradable shares not subject to selling restrictions at the end of the reporting period

Unit: Share
Total number of shareholders at the end of the reporting period		223,050 (of which 961 are H shareholders)
Particulars of the top ten shareholders holding the Company’s tradable shares not subject to trading restrictions
Name of the shareholder (in full)	Number of tradable shares not subject to selling restrictions held at the end of the reporting period	Type of shares
HKSCC Nominees Limited	1,747,549,398	Overseas listed foreign shares
Nan Lung Holding Limited	721,150,000	Overseas listed foreign shares
China Everbright Bank Company Limited – Everbright Pramerica Quantified Core Securities Investment Fund （中國光大銀行－光大保德信量化核心證券投資基金)	66,133,155	RMB Ordinary shares
Bank of Communication Rong Tong Industry Prosperous Securities Invest Fund (融通行業景氣證券投資基金)	37,112,664	RMB Ordinary shares
China AMC Growth Fund (华夏成长證券投資基金)	22,999,704	RMB Ordinary shares
China Merchants Bank-Everbright Pramerica Advantage Securities Investment Fund (招商銀行股份有限公司－光大保德信優勢配置股票型證券投資基金)	21,534,087	RMB Ordinary shares
Shanghai Stock Exchange 50 Trading Open-end Index Securities Investment Fund (上證50交易型開放式指數證券投資基金)	16,860,986	RMB Ordinary shares
The Industrial and Commercial Bank of China – Bosera Even Allocation Mixed Investment Fund (中國工商銀行－博时平衡配置混合型證券投資基金)	14,984,179	RMB Ordinary shares
The Industrial and Commercial Bank of China – JianXin Optimal Allocation Mixed Investment Fund (中國工商銀行－建信優化配置混合型證券投資基金)	14,984,179	RMB Ordinary shares
Agricultural Bank of China — Zhongyou Core Growth Equity Securities Investment Fund (中國農業銀行－中郵核心成長股票型證券投資基金)	14,420,916	RMB Ordinary shares
Note: The number of shares held by HKSCC Nominees Limited included 5,350,000 H shares held by Asia Travel Investment Company Limited, a foreign indirectly wholly-owned subsidiary of China Southern Air Holding Limited, the controlling shareholder of the Company.

§3	Major Events

3.1	Significant changes in major accounting items and financial indicators of the Company’s financial and the reasons for such changes

√Applicable □Not applicable

1.	Items which have experienced major changes in the balance sheet:
Unit: million  Currency: RMB

Item	Balance at the end of the reporting period	Balance at the end of the previous year	Increase/ decrease ratio	Main reason(s) for the change
Trade receivables	1,866	1,366	37%	Mainly due to the rebound of the aviation market and increase of ticket sale during the reporting period.
Long-term deferred expenses	409	95	331%	Mainly due to the Xinjiang airport terminal was transferred to long term deferred expenses as the airport terminal was ready for use.
Other non-current assets	559	864	(35%)	Mainly due to the Xinjiang airport terminal was transferred to long term deferred expenses as the airport terminal was ready for use.
Bills payable	2,159	3,207	(33%)	Mainly due to decrease in number of unsettled bills during the reporting period.
Trade payables	793	532	49%	Mainly due to increase in profit for the reporting period.
Accumulated profits	(2,234)	(3,653)	(39%)	Mainly due to the increase in profit from the Company for the reporting period.

2.	Items which have experienced major changes in the income statement:

Unit: million  Currency: RMB
Item	Amount during the reporting period	Amount during the corresponding period of the previous year	Increase/ Decrease ratio	Main reason(s) for the change
Operating revenue	16,877	12,932	31%	Mainly due to the rebound of the aviation market.
Investment income	1,106	8	13,725%	Mainly due to disposal of MTU Maintenance Zhuhai Co., Ltd. during the reporting period
Operating profit/(loss)	1,483	(692)	(314%)	Mainly due to the rebound of the aviation market and increase of the investment income
Non-operating income	221	1,072	(79%)	Mainly due to no refund of CAAC fund during the reporting period, and there was such refund in the corresponding period.
Profit before income tax	1,701	378	350%	Mainly due to the increase in operating profit for the reporting period.
Income tax expenses	216	60	260%	Mainly due to increase in profit for the reporting period.
Net profit for the period	1,485	318	367%	Mainly due to increase in profit for the reporting period.

3.	Items which have experienced major changes in the cash flow statement:
                                                                                                         Unit: million  Currency: RMB
Item	Amount from the beginning of the year to the end of the reporting period	Amount from the beginning of the previous year to the end of the reporting period of the previous year	Increase/ decrease	Main reason(s) for the change
Cash received from sale of goods and rendering of services	16,305	12,521	30%	Mainly due to increase in operating revenue during the reporting period.
Other cash received relating to operating activities	145	702	(79%)	Mainly due to no refund of CAAC fund during the reporting period, and there was such refund in the corresponding period.
Cash paid for goods and services	12,096	8,149	48%	Mainly due to increase in fuel cost and other goods and services expenses as a result of growth of operation.
Cash paid for all types of taxes	489	325	50%	Mainly due to increase in repayment of business tax during the reporting period.
Cash received from disposal of investments	1,608	-	N/A	Mainly due to the cash received from the transfer of equity interests in MTU Maintenance Zhuhai Co., Ltd. during the reporting period.
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	5,436	3,628	50%	Mainly due to increase in advanced payment and final payment for aircraft during the reporting period.
Cash repayments of borrowings	4,404	11,350	(61%)	Mainly due to decrease in repayment of bank loan during the reporting period.
Cash paid for profits distribution or interest	378	706	(46%)	Mainly due to decrease in repayment of interest expense during the reporting period.

3.2	Analysis and explanation of the development of major events and their impact and proposal as to the solutions

√Applicable □Not applicable

1.
The transfer of the 50% equity interest in MTU Maintenance Zhuhai Co., Ltd. from the Company to China Southern Air Holding Company ("CSAHC") was approved in the 2nd Extraordinary General Meeting for the Year 2009 of the Company. Details of this transaction have been disclosed in the "Announcement Relating to the Disposal of Equity Interests of China Southern" of the Company on 29 September 2009. The Company has received the approval documents relating to the transfer from the Ministry of Commerce of the PRC in January 2010 and received the consideration from CSAHC in full in February 2010.

2.
On 8 March 2010, the board of the Company approved (i) the placement of not more than 1,766,780,000 new A shares to not more than 10 specific investors including CSAHC; and (ii) the placement of not more than 312,500,000 new H shares to Nan Lung Holding Limited.

The above placements are subject to approval of shareholders of the Company and China Securities Regulatory Commission.

3.3	Performance of the undertakings by the Company, its shareholders and beneficial owners

√Applicable □Not applicable

Undertakings in respect of the share reform:

(1)	CSAHC will not deal in or transfer any shares of the Company it holds within 36 months from the effective date of the Share Reform Plan;

(2)
At the annual general meetings of the Company for the years from 2007 to 2009, CSAHC will propose the Company to distribute dividends in cash and will vote in favor of such proposal, so that the percentage of average annual cash dividend the Company distributes from 2007 to 2009 will not be less than 50%, i.e. the ratio of the aggregate cash dividend to be distributed in the three years from 2007 to 2009 to the cumulative total of profits distributable to the shareholders in those years will not be less than 50%;

(3)
Upon completion of the Share Reform Plan, and subject to compliance with the relevant laws and regulations of the PRC, CSAHC will support the Company in respect of the formulation and implementation of a management equity incentive system.

The undertakings above are in the course of being implemented.

Other undertakings toward the medium-sized and minority shareholders of the Company:

1.
The Company and CSAHC entered into the “Property Compensation Agreement” on 22 May 1997, pursuant to which CSAHC agreed to compensate the Company for any losses or damages resulting from any challenge to or interference with the Company’s rights in the use of the land and buildings leased from CSAHC.

2.
In 1995, CSAHC and the Company entered into a Separation Agreement with regard to the definition and allocation of the assets and liabilities between CSAHC and the Company on 25 March 1995 (the Agreement was amended on 22 May 1997). According to the Separation Agreement, CSAHC and the Company agreed to compensate the other party for the claims, liabilities and costs borne by such party as a result of the business, assets and liabilities held or inherited by CSAHC and the Company pursuant to the Separation Agreement.

3.
In respect of the connected transaction entered into between the Company and CSAHC on 14 August 2007 in relation to the sale and purchase of various assets, the application for building title certificates for eight properties of Air Catering (with a total gross floor area of 8,013.99 square metres) and 11 properties of the Training Centre (with a total gross floor area of 13,948.25 square metres) have not been made for various reasons. In this regard, CSAHC has issued an undertaking letter, undertaking that: (1) the above title certificates should be obtained by CSAHC by the end of 2008; (2) all the cost and expenses arising from the application of the relevant title certificates would be borne by CSAHC; and (3) CSAHC would be liable for all the losses suffered by the Company as a result of the above two undertakings, including but not limited to: A. any production losses arising from the lack of title certificates, B. any other losses occasioned by the potential risk arising from the outstanding title certificates. The application for the title certificates mentioned above remained outstanding in 2008 for various reasons. Therefore, CSAHC issued an undertaking letter in December 2008, undertaking that it would attend to and complete the above-mentioned obligation before 31 December 2009 and would compensate the Company for any losses arising from the undertakings.

4.	The relevant undertakings under the Financial Services Framework Agreement between the Company and SA Finance:

a.
SA Finance is a duly incorporated enterprise group finance company under the “Administrative Measures for Enterprise Group Finance Companies” and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group; and the relevant capital flows are kept within the Group;

b.
The operations of SA Finance are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from SA Finance of the Company are definitely secure. In future, SA Finance will continue to operate in strict compliance with the requirements of the relevant laws and regulations;

c.
In respect of the Company's deposits with and borrowings from SA Finance, the Company will continue to implement its internal procedures in accordance with the relevant laws and regulations and the Articles of Association, and CSAHC will not intervene in the relevant decision-making process of the Company;

d.
As the Company is independent from CSAHC in respect of its assets, businesses, personnel, finance and organizational structures, CSAHC will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company.

The undertakings above are in the course of being implemented.

3.4
Warning in respect of, and the reason for, the  forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or any significant changes as compared to the corresponding period of the previous year

□Applicable  √Not applicable

3.5	The implementation of cash dividends policy during the reporting period

No cash dividends were paid during the reporting period by the Company.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

23 April 2010

As at the date of this announcement, the Directors include Si Xian Min, Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.